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                             August 21, 2020

       Eric Seeton
       Chief Financial Officer
       Franchise Group, Inc.
       2387 Liberty Way
       Virginia Beach, VA 23456

                                                        Re: Franchise Group,
Inc.
                                                            Form 10-KT for the
transition period ended December 28, 2019
                                                            Filed April 24,
2020
                                                            Form 8-K filed
August 5, 2020
                                                            File No. 001-35588

       Dear Mr. Seeton:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed August 5, 2020

       Exhibit 99.1
       Pro Forma Adjusted EBITDA , page 1

   1. We note your disclosure that proforma adjustments represent realized and unrealized synergies consistent
with the Company's credit agreement. Please tell us in greater detail the nature of these
synergies and how your presentation of Pro Forma Adjusted EBITDA on page 5 complies with
Question 100.04 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
 Eric Seeton
Franchise Group, Inc.
August 21, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameEric Seeton                             Sincerely,
Comapany NameFranchise Group, Inc.
                                                          Division of
Corporation Finance
August 21, 2020 Page 2                                    Office of Real Estate
& Construction
FirstName LastName